2831 St. Rose Parkway

Suite # 297

Henderson, NV 89052

415-990-8141

www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed: February 2, 2021
Response Dated: April 9, 2021
File No. 024-11435

April 9, 2021

Dear Mr. Dougherty,

This letter sets forth the response of Maptelligent, Inc., (“MAPT” or the “Company”) to the Staff’s comment letter dated April 8, 2021.

Amendment No. 1 to Form 1-A filed March 25, 2021

Summary, page 7

1. In response to comment 1, you disclose that on October 12, 2020, the company finalized an agreement with ESRI. You disclose that you intend to launch a new product offering to be built using ESRI's commercial-off-the-shelf (COTS) technology, as opposed to GEOcommand's custom code. However, we note that the agreement filed as Exhibit 6.1 is between ERSI and GEOCommand, does not appear to be an agreement with Maptelligent, and expires by its terms on October 12, 2021. From the language of the contract, it appears any modifications or amendments to this agreement, such as assigning such rights to Maptelligent or renewing the term, would have to be in writing and signed by an authorized representative of each party. Please disclose whether the contract has been extended with Maptelligent as a party, and provide the details of any such extension.

Response: Exhibit 6.1, while stating that it was by and between ESRI and GeoCommand, Inc., GeoCommand, Inc. was a, product / doing business as, name of Maptelligent, and as can be seen on the last page of the document the document is referred to – “Esri Partner Agmt – Maptelligent Inc” and entered into on behalf of Maptelligent. Even though GeoCommand is no longer part of our business plan the ESRI agreement remains as property of Maptelligent and the subscription is still valid and belongs to the Company. In furtherance of this agreement, Maptelligent, Inc., is the Company that was invoiced by and paid for the service from ESRI. Lastly, if you go to ESRI’s website, and search in the ESRI Partner Network section, you will see that Maptelligent, Inc. is listed as a Silver Partner and that GeoCommand was the product.

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2. Section 3.5 of the agreement filed as exhibit 6.1 references various fees that such partner will pay, including the applicable annual program fees set forth in the then-current Esri Partner Network Policies, and the additional fees for licenses, subscriptions, maintenance, or services provided to partner at the then-current rates. If Maptelligent has a contract with ERSI with a similar provision, please disclose if you have paid all such fees and reflect the costs of such fees.

Response: Maptelligent, Inc. paid the $9,300 fee for the Developer Enterprise Subscription and Silver Package as the Company that is a party to the agreement.

3. We note your response to comment 2, and we re-issue the comment. As it appears that you no longer have any license or other agreement to access the software and products being developed by GEOcommand, please revise your filing to eliminate any language that could result in any reader confusion regarding the nature of your current business plan or could imply that there is any continuing connection to GEOcommand or its products (if there is none). For example, revise your business section beginning on page 36 to revise or remove reference to the history and development of GEOCommand and its products and services. It appears that most of the disclosure in this section relates to the products and services of GEOCommand and not to the business of Maptelligent independent from GEOcommand.

Response: The Company has further revised its business plan to clarify its business strategy.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (415) 990-8141 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joe Cosio-Barron
Name:	Joe Cosio-Barron
Title:	Chief Executive Officer, Director

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